8/20

04019992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

8-18

OMB APPROVAL
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SEC FILE NUMBER
8- 48749

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SEGERDAHL & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
250 East Wisconsin Avenue, Suite 800
(No. and Street)

MILWAUKEE, WI 53202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Johan C. R. Segerdahl, President (414) 291-7820
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

SCRIBNER COHEN AND COMPANY, S.C.
(Name - *if individual, state last, first, middle name)*

400 E MASON STREET, SUITE 300, MILWAUKEE, WI 53202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountants must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Johan C.R. Segerdahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Segerdahl & Co., Inc., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2/16/06

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconcilation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEGERDAHL & CO., INC.

ANNUAL REPORT

DECEMBER 31, 2003

SEGERDAHL & CO., INC.
TABLE OF CONTENTS

SCRIBNER
COHEN
AND
COMPANY

*CPAs
and
Advisors*

To the Stockholders of
Segerdahl & Co., Inc.

We have audited the accompanying balance sheets of Segerdahl & Co., Inc. (a Wisconsin Sub S corporation) as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Segerdahl & Co., Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Segerdahl & Co., Inc. as of December 31, 2003 and 2002, and the results of its operations, its cash flow, and changes in subordinated liabilities for the years then ended, in conformity with United States generally accepted accounting principles.

Barry S. Werner, CPA
Frederick W. Langer, CPA
David R. Werner, CPA
Martin Zuckerman, CPA
Dawn E. Wittak, CPA
Kevin C. Richter, CPA
Alan E. Matsoff, CPA

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271-9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

To the Stockholder of
Segerdahl & Co., Inc.
Page Two

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 15 to 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
January 21, 2004

SEGERDAHL & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS		2003	2002
CURRENT ASSETS			
Cash and cash equivalents	$	25,775	10,360
Investments - clearing account		74,811	69,459
Accounts receivable		11,184	17,034
Due from affiliate		-	45,529
Total current assets		111,770	142,382
PROPERTY AND EQUIPMENT			
Software		2,608	2,608
Office equipment		58,933	58,933
		61,541	61,541
Accumulated depreciation		58,371	53,227
		3,170	8,314
OTHER ASSETS			
Available for sale securities		18,724	10,150
Other investments		83,100	29,100
Total other assets		101,824	39,250
TOTAL ASSETS	$	216,764	189,946

LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable	$	14,838	-
Due to affiliate		17,000	-
Accrued commissions payable		5,191	6,303
Accrued profit sharing contribution		-	6,934
Total current liabilities		37,029	13,237
STOCKHOLDER'S EQUITY			
Common stock, Class A - authorized 2,000 shares, $1 par value; 2,000 shares issued and outstanding		2,000	2,000
Common stock, Class B - authorized 2,000 shares, $1 par value, non-voting; 353 shares issued and outstanding		353	353
Paid-in capital		754,227	698,543
Retained earnings (deficit)		(578,785)	(521,142)
Accumulated other comprehensive income		1,940	(3,045)
		179,735	176,709
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	216,764	189,946

The accompanying notes are an
integral part of the financial statements.

SEGERDAHL & CO., INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003 and 2002

		2003		2002
REVENUES				
Commission income	$	574,997	$	1,039,158
Commission income - mutual funds		16,400		2,263
Consult fees		110,291		10,190
Interest fees		28,752		53,662
Other fee income		30,385		21,515
Total revenues		760,825		1,126,788
OPERATING EXPENSES				
Salaries		202,040		208,959
Commissions		115,938		142,334
Operations		547,030		810,323
Total operating expenses		865,008		1,161,616
LOSS FROM OPERATIONS		(104,183)		(34,828)
OTHER REVENUES (EXPENSES)				
Dividend and interest income		984		1,795
Gain on sale of stock		52,561		-
Miscellaneous		3,747		238
Interest expense		(10,752)		(687)
		46,540		1,346
NET LOSS	$	(57,643)	$	(33,482)
OTHER COMPREHENSIVE INCOME				
Unrealized gain (loss) on securities		4,985		(3,045)
COMPREHENSIVE (LOSS)	$	(52,658)	$	(36,527)

The accompanying notes are an
integral part of the financial statements.

SEGERDAHL & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003 and 2002

	Common Stock Class A	Common Stock Class B	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE - DECEMBER 31, 2001	2,000	353	626,998	(487,660)	-	141,691
Comprehensive Income						
Net loss	-	-	-	(33,482)	-	(33,482)
Other comprehensive income						
Unrealized loss on available for sale securities	-	-	-	-	(3,045)	(3,045)
Paid in capital	-	-	71,545	-	-	71,545
BALANCE - DECEMBER 31, 2002	2,000	$ 353	$ 698,543	$ (521,142)	$ (3,045)	$ 176,709
Comprehensive Income						
Net loss	-	-	-	(57,643)	-	(57,643)
Other comprehensive income						
Unrealized gain on available for sale securities	-	-	-	-	4,985	4,985
Paid in capital	-	-	55,684	-	-	55,684
BALANCE - DECEMBER 31, 2003	2,000	$ 353	$ 754,227	$ (578,785)	$ 1,940	$ 179,735

The accompanying notes are an
integral part of the financial statements.

SEGERDAHL & CO., INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (57,643)	$ (33,482)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation	5,144	7,503
Amortization	-	128
Gain on sale of stock	(52,561)	-
Commission income	(90,000)	-
Changes in operating assets and liabilities		
Receivables	5,850	288
Accounts payable	14,838	-
Accrued commissions payable	(1,112)	(6,012)
Accrued profit sharing contribution	(6,934)	463
Net cash used in operating activities	(182,418)	(31,112)
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans to affiliate	45,529	(45,529)
Purchase of investments	(144,460)	(138,791)
Proceeds from sales of investments	224,080	138,606
Net cash provided by (used in) investing activities	125,149	(45,714)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans from affiliates	17,000	-
Additional paid in capital	55,684	71,545
Net cash provided by financing activities	72,684	71,545
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,415	(5,281)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	10,360	15,641
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 25,775	$ 10,360
SUPPLEMENTAL INFORMATION		
Cash paid during the year for:		
Interest	$ 10,752	$ 687
Noncash transactions		
Warrants received in lieu of commission income	$ 90,000	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a Wisconsin Corporation registered to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) on December 20, 1996.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment	5 – 7 years
Software	3 years

Depreciation and amortization expense was $5,144 and $7,631 for the years ended December 31, 2003 and 2002, respectively.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Corporation is taxed as an S Corporation under the Internal Revenue Code and applicable state statutes. Under an S Corporation election, the income of the Corporation flows through to the stockholder to be taxed at the individual level rather than the corporate level. Accordingly, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market and highly liquid debt instruments with a maturity of three months or less.

NOTE 2 – ACCOUNTS RECEIVABLE

The accounts receivable balance of $11,184 at December 31, 2003 is comprised of broker to broker receivables. The accounts receivable balance of $17,034 at December 31, 2002 is comprised of broker to broker receivables. All accounts are considered to be collectible.

NOTE 3 – INVESTMENTS

The Company's investments in debt securities consist of two U.S. Treasury Bills due April 10, 2004, and April 15, 2004. These investments are classified as held to maturity, and are held by Pershing as a Clearing Account; their use is restricted. Held to maturity securities are reported at amortized cost, and consisted of the following at December 31, 2003 and 2002:

	Cost at 12/31/03	Fair Value at 12/31/03	Unrealized Gain (Loss) at 12/31/03
Held to Maturity Securities	$ 74,811	$ 74,912	$ 101
Available-for sale	$ 16,784	$ 18,724	$ 1,940

	Cost at 12/31/02	Fair Value at 12/31/02	Unrealized Gain at 12/31/02
Held to Maturity Securities	$ 69,459	$ 69,763	$ 304
Available-for sale	$ 13,195	$ 10,150	$ (3,045)

The available-for sale investments are reported at their aggregate fair value and the net unrealized gain or loss is reported as a separate component in the stockholder's equity section. The Company also holds private placement nonmarketable securities. These investments are recorded at cost; there is no readily determinable fair value as these securities are not publicly traded on a registered securities exchange. The cost of the private placement nonmarketable securities was $83,100 and $29,100 at December 31, 2003 and 2002, respectively.

NOTE 4 – RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or holds securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3. The Corporation maintains a special account for exclusive benefit of customers as requested for exemption under SEC Rule 15c3-3 (K)(2)(A).

NOTE 5 – MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $50,000. At December 31, 2003 and 2002, respectively, the Corporation's net capital as defined was $24,084 and $32,920 in excess of the minimum net capital required.

NOTE 6 – RETIREMENT BENEFITS

During 2002 , the Company had a deferred compensation 401(k) and profit sharing plan for eligible employees. Employees could elect to defer from 0% to 12% of eligible compensation each year. The Company was required to make a nonelective contribution in an amount equal to 3% of eligible employee compensation. The amount of the contribution for the year ended December 31, 2002 was $6,934. The plan was terminated effective December 31, 2002.

NOTE 7 – LEASE COMMITMENT

The Company has entered into a renewable lease for office space located in Milwaukee, Wisconsin that expires on February 29, 2004. Future minimum rent is as follows:

2004	$ 2,568

NOTE 8 – LINE OF CREDIT

The Company has a line of credit available with a bank in the amount of $100,000. The stated interest rate is eight percent. There was no outstanding balance at December 31, 2003 and 2002.

NOTE 9 – MAJOR CUSTOMER

The Company had two customers in 2003 and three customers in 2002 that represented 81% and 88%, respectively, of revenues earned.

NOTE 10 – RELATED PARTIES

The Company entered into an employee leasing and expense sharing agreement with Iron Block Holdings, LLC, one of the shareholders of the Company, effective January 1, 2003. The agreement states that Iron Block Holdings will supply personnel, fringe benefits, and administrative support services. Iron Block Holdings will also provide use of office space, and various administrative costs. The Company will pay the costs of those employees assigned to the Company, including salary, fringe benefits, payroll taxes and commissions. The Company will pay 35% of the cost of office space and other administrative costs. The total amount paid to Iron Block Holdings for payroll and administrative expenses, for the year ended December 31, 2003 was $440,833.

One of the shareholders of the Company owns 78.5% of Northern Oak Capital Management, Inc., a related party. The Company received advances from related entities during 2003. During 2003, payments of $322,000 and $79,945 were received from Iron Block Holdings, LLC and Northern Oak Capital Management, Inc., respectively. The Company paid $322,000 and $62,945 in repayment of these advances to Iron Block Holdings, LLC and Northern Oak Capital Management, Inc., respectively. The amounts due to Iron Block Holdings, LLC and Northern Oak Capital Management, Inc. for the year ended December 31, 2003 were $0 and $17,000.

One of the shareholders of the Company owns 50% of Waveland Ventures, LLC. The Company paid advances to Waveland Ventures, LLC during 2003. The amount paid was $62,952. Waveland Ventures, LLC repaid the entire amount during 2003, therefore, the amount due from Waveland Ventures, LLC for the year ended December 31, 2003 is $0.

During 2002, the Company had an agreement, which stated that Iron Block Holdings, LLC would pay all of the expenses of the Company, with the exception of commissions. Payroll expenses were paid by the Company, and Iron Block Holdings, LLC reimbursed the company for these expenses. In exchange, the Company distributed substantially all of its revenues to Iron Block Holdings, LLC. The expenses were not apportioned to the Company at any time; there are no amounts due to or from Iron Block Holdings, LLC as of December 31, 2002. The amounts paid varied from month to month. The total amount paid for the year ended December 31, 2002 was $194,807. The Company was reimbursed $88,855 for payroll expenses for the year ended December 31, 2002.

SEGERDAHL & CO., INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
December 31, 2003 and 2002

The computation of net capital pursuant to SEC Rule 15c3-1 is as follows:

	2003	2002
NET CAPITAL		
Total stockholders' equity	$ 179,735	$ 176,709
DEDUCTIONS		
Nonallowable assets:		
Furniture and equipment	3,170	8,314
Accounts receivable	0	45,529
Securities not readily marketable	101,824	39,250
	104,994	93,093
NET CAPITAL BEFORE HAIRCUTS	$ 74,741	$ 83,616
HAIRCUTS ON SECURITIES		
U.S. government obligations	561	521
Money market instruments	96	175
	657	696
NET CAPITAL	$ 74,084	$ 82,920
MINIMUM NET CAPITAL REQUIRED	50,000	50,000
EXCESS NET CAPITAL	$ 24,084	$ 32,920
EXCESS NET CAPITAL AT 1,000%	$ 70,381	$ 81,596
AGGREGATE INDEBTEDNESS	$ 37,029	$ 13,237
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	50%	16%
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL TO UNAUDITED PART II FORM X-17A-5		
Net capital as reported in unaudited FOCUS report	$ 84,849	$ 90,056
(Increase) Decrease in nonallowable assets	(20,988)	10,677
Audit adjustments:		
Adjustment to property and equipment	(5,143)	(7,504)
Adjustment to consulting fees	20,000	–
Additional expenses	(31,500)	(6,934)
Unrealized gain (loss) on security	5,543	(3,045)
Additional paid in capital	19,137	–
Other adjustments	1,350	(834)
Total audit adjustments	9,387	(18,317)
Adjustment to computation of haircuts	836	504
NET CAPITAL PER ABOVE	$ 74,084	$ 82,920

The computation of reserve requirements pursuant to SEC rule 15c3-3 and information relating to the possession of control requirements pursuant to SEC Rule 15c3-3 are not required for Segerdahl & Co., Inc. because the transactions are limited to commissions earned from the sale of securities.

See auditor's report.

SCRIBNER
COHEN
AND
COMPANY

CPAs
and
Advisors

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
REPORT ON INTERNAL CONTROL

To the Board of Directors
Segerdahl & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Segerdahl & Co., Inc.(the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Barry S. Werner, CPA
Frederick W. Langer, CPA
David R. Werner, CPA
Martin Zuckerman, CPA
Dawn E. Wittak, CPA
Kevin C. Richter, CPA
Alan E. Matsoff, CPA

400 East Mason Street
Suite 300
Milwaukee, WI 53202
414-271-1700
Fax 414-271- 9925
E-mail: cpa@scribnercohen.com
www.scribnercohen.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Scribner, Cohen and Company, S.C.

Milwaukee, Wisconsin
January 21, 2004